As filed with the Securities and Exchange Commission on December 13, 2005
Registration No. 333-129225

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
FORM S-3
Registration Statement
Under The Securities Act of 1933

GEOGLOBAL RESOURCES INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	33-0464753 (I.R.S. Employer Identification No.)
200, 630 — 4thAvenue, SW
Calgary, Alberta T2P 0J9
(403) 777-9250
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Allan J. Kent
Executive Vice President
200, 630 — 4th Avenue, SW
Calgary, Alberta T2P 0J9
(403) 777-9250
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:
William S. Clarke, Esq.
William S. Clarke, P.A.
457 North Harrison Street – Suite 103
Princeton, NJ 08540
Telephone: (609) 921-3663
Fax: (609) 921-3933
_____________________
Approximate date of commencement of proposed sale to the public:
From time to time after this Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
Title of Class		Maximum	Maximum
of Securities to be	Amount to be	Offering Price Per	Aggregate	Amount of
Registered	Registered	Share	Offering Price	Registration Fee
Common Stock, par value $0.001 per share	4,252,400	$6.58(2)	$27,980,792(2)	$3,293
Common Stock par value $0.001 per share	2,126,200(3)	$9.00	$19,135,800	$2,252
Common Stock, par value $0.001 per share	195,144(4)	$6.50	$1,268,436	$149
Common Stock par value $0.001 per share	97,572(5)	$9.00	$878,148	$102
Total	6,671,316(6)		$49,263,176	$5,798

(1)	The registrant is hereby registering 6,671,316 shares of common stock. Of such shares,4,252,400 are issued and outstanding, 2,126,200 shares are issuable upon exercise of common stock purchase warrants issued on September 9, 2005 and September 12, 2005, 195,144 shares are issuable upon exercise of compensation options issued on September 9, 2005 and September 12, 2005, and 97,572 shares are issuable on exercise of common stock purchase warrants issuable on exercise of the compensation options. The common stock purchase warrants are exercisable at $9.00 per share. Each compensation option is exercisable at $6.50 and on exercise the holder receives one share of common stock and one-half of one common stock purchase warrant. The common stock purchase warrant issuable on exercise of the compensation options are exercisable at $9.00 per share.

(2)	Estimated in accordance with Rule 457(c) of the Securities Act of 1933, as amended, solely for the purpose of computing the amount of the registration fee, based on $6.58, the average of the high and low prices of the registrant’s common stock quoted on the American Stock Exchange on October 20, 2005.

(3)	Represents shares issuable on exercise of common stock purchase warrants at an exercise price of $9.00 per share.

(4)	Represents shares issuable on exercise of compensation options at an exercise price of $6.50 per share.

(5)	Represents shares issuable on exercise of common stock purchase warrants included in the compensation options. The exercise price of such warrants is $9.00 per share.

(6)	Pursuant to Rule 416(a) of the Securities Act of 1933, as amended, this registration statement also registers such additional shares of the registrant’s common stock as may become issuable to prevent dilution as a result of stock splits, stock dividends or similar transactions.
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
Pursuant to Rule 429 under the Securities Act of 1933, the prospectus included herein shall be deemed to be a combined prospectus also relating to the Registrant’s Registration Statements on Form SB-2 filed April 30, 2004 (File No. 333-115070), and on Form S-8 filed March 11, 1999 (File No. 333-74245) and on June 16, 2000 (File No. 333-39450) and on December 5, 2005 (File No. 333-130135).

Subject to Completion, dated December 13, 2005
PROSPECTUS
GEOGLOBAL RESOURCES INC.
COMMON STOCK
     This prospectus relates to the resale from time to time by the holders of an aggregate of 6,671,316 shares of our common stock, including 4,252,400 shares that are issued and outstanding, 195,144 shares issuable on exercise of our outstanding compensation options 2,126,200 shares that are issuable on exercise of common stock purchase warrants that are outstanding and 97,572 shares that are issuable on exercise of common stock purchase warrants included in the outstanding compensation options. We will not receive any of the proceeds from the sale of the shares sold pursuant to this prospectus. We will bear all of the expenses incident to the registration of the shares.
     This prospectus also relates to the resale from time to time of by the holders of an aggregate of 1,806,150 shares of our common stock, including 785,500 shares issuable on exercise of outstanding common stock purchase warrants, sold in a private sale of our securities in December 2003. These shares were first registered by us under the Securities Act of 1933, as amended (the “Securities Act”), in a registration statement declared effective by the Securities and Exchange Commission on June 14, 2004.
     Our common stock is traded on the American Stock Exchange under the symbol GGR. On December 9, 2005, the closing sale price of our common stock on the American Stock Exchange was $11.00.
     See “Risk Factors” on page 8 for information you should consider before buying shares of our common stock.
     We expect that these shares of common stock may be sold or distributed from time to time by or for the account of the holders through underwriters or dealers, through brokers or other agents, or directly to one or more purchasers, including pledgees, at market prices prevailing at the time of sale or at prices otherwise negotiated. The holders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. The registration of these shares for resale does not necessarily mean that the selling securityholders will sell any of their shares. See “Plan of Distribution” beginning on page 23.
     Neither The Securities And Exchange Commission Nor Any State Securities Commission Has Approved or Disapproved These Securities Or Determined That This Prospectus Is Truthful Or Complete. Any Representation To The Contrary Is A Criminal Offense.
Prospectus dated              , 2005

TABLE OF CONTENTS

Prospectus Summary	6

Risk Factors	8

Risks Relating to Our Oil and Gas Activities

Because We Are In the Early Stage of Developing Our Activities, There Are Considerable Risks That We Will Be Unsuccessful	8

Our Interests In the Production Sharing Contracts Involve Highly Speculative Exploration Opportunities That Involve Material Risks That We Will Be Unsuccessful	9

Possible Inability of Contracting Parties to Fulfill Phase One of the Minimum Work Program for the KG Block	9

Because Our Activities Have Only Recently Commenced And We Have No Operating History And Reserves of Oil and Gas, We Anticipate Future Losses; There Is No Assurance of Our Profitability	10

We Expect to Have Substantial Requirements For Additional Capital That May Be Unavailable To Us Which Could Limit Our Ability To Participate In Our Existing Ventures Or Pursue Other Opportunities. Our Available Capital is Limited	11

India’s Regulatory Regime May Increase Our Risks And Expenses Of Doing Business	12

Our Control by Directors and Executive Officers May Result In Those Persons Having Interests Divergent From Our Other Securityholders	13

Our Reliance On A Limited Number Of Key Management Personnel Imposes Risks On Us That We Will Have Insufficient Management Personnel Available If The Services Of Any Of Them Are Unavailable	13

Our Success Is Largely Dependent On The Success Of The Operators Of The Ventures In Which We Participate And Their Failure Or Inability To Properly Or Successfully Operate The Oil And Gas Exploration, Development And Production Activities On An Exploration Block, Could Materially Adversely Affect Us	14

Certain Terms Of The Production Sharing Contracts May Create Additional Expenses And Risks That Could Adversely Affect Our Revenues And Profitability	14

Oil And Gas Prices Fluctuate Widely And Low Oil And Gas Prices Could Adversely Affect Our Financial Results	15

Our Ability To Locate And Participate In Additional Exploration Opportunities To Manage Growth May Be Limited By Reason Of Our Limited History Of Operations And The Limited Size Of Our Staff	16

Our Future Performance Depends Upon Our Ability And The Ability Of The Ventures In Which We Participate To Find Or Acquire Oil And Gas Reserves That Are Economically Recoverable	17

Estimating Reserves And Future Net Revenues Involves Uncertainties And Oil And Gas Price Declines May Lead To Impairment Of Oil And Gas Assets	17

Risks Relating To The Market For Our Common Stock Volatility Of Stock Price	18

Cautionary Statement for Purposes of The “Safe Harbor” Provisions of The Private Securities Litigation Reform Act of 1995	19

Use Of Proceeds	20

Selling Securityholders	21

Plan of Distribution	23

Legal Matters	25

Experts	25

Where You Can Find More Information	25
You should rely only on the information included in or incorporated by reference into this prospectus. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these shares. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

     PROSPECTUS SUMMARY
          The following summary is qualified in its entirety by the more detailed information, financial statements and other data appearing elsewhere in this prospectus. At various places in this prospectus, we may make reference to the “company” or “us” or “we.” When we use those terms, unless the context otherwise requires, we mean GeoGlobal Resources Inc. and its wholly-owned subsidiaries.
     GeoGlobal Resources Inc.
     GeoGlobal Resources Inc. is engaged, through subsidiaries and joint ventures in which we are a participant, in the exploration for and development of oil and natural gas reserves. At present, these activities are being undertaken in locations where we and our joint venture participants have been granted exploration rights pursuant to agreements we have entered into with the Government of India. As of September 30, 2005, we have entered into agreements with respect to six of these exploration blocks as follows:
•	The first of our agreements, entered into in February 2003, grants exploration rights in an area offshore eastern India. We refer to this as the “KG Block” and we have a net 5% carried interest under this agreement.

•	We have entered into two agreements which grant exploration rights in areas onshore in the Cambay Basin in the State of Gujarat in western India. These agreements were entered into with the Government of India in February 2004 and we have a 10% participating interest under each of these agreements. We refer to these as the “Mehsana Block” and the “Sanand/Mirola Block.”

•	In April 2005, we entered into an agreement with Gujarat State Petroleum Corporation Limited (“GSPC”), providing for our purchase and the sale by GSPC, subject to Government of India consent, of a 20% participating interest in the agreement granting exploration rights onshore in the Cambay Basin in the State of Gujarat. We refer to this as the “Tarapur Block”.

•	On September 23, 2005, we signed agreements with respect to two additional locations. One area is located onshore in the Cambay Basin located in the State of Gujarat south-east of our three existing Cambay blocks in which we hold a 10% participating interest. The second area is onshore in the Deccan Syneclise Basin located in the northern portion of the State of Maharashtra in west-central India for which we hold a 100% participating interest.
     All of our exploration activities should be considered highly speculative.

The Offering

Offering of Common Stock by the Selling Securityholders	8,477,466	(1)

Shares to be outstanding after the offering of common stock and exercise of the Compensation Options and Warrants, assuming all the Compensation Options and Warrants are exercised.	64,969,171	(1)

(1)	Based on the number of shares of common stock issued and outstanding on September 30, 2005. Inclusive of 195,144 shares issuable on exercise of compensation option issued in September 2005, 2,126,200 shares issuable on exercise of common stock purchase warrants issued in September 2005, 97,572 shares issuable on exercise of common stock purchase warrants issuable on exercise of the compensation options and 785,500 shares issuable on exercise of common stock purchase warrants issued in December 2003.

Use of Proceeds	We will not realize any of the proceeds from the sale of the shares offered by the Selling Securityholders. See “Use of Proceeds.” Of the shares included in this prospectus, 3,204,416 are issuable on exercise of our outstanding common stock purchase warrants and compensation options issued in September 2005 and December 2003 and on exercise of the common stock purchase warrants included on exercise of the compensation options. In the event all our outstanding common stock purchase warrants and compensation options are exercised and the common stock purchase warrants included on exercise of the compensation options are exercised, we will receive aggregate proceeds of $23,246,134 which will be added to our general corporate funds and used for working capital. There can be no assurance those warrants or options will be exercised or the proceeds received.

Market Symbol (American Stock Exchange)	GGR

Risk Factors	Before investing in our common stock, you should carefully read and consider the information set forth in “Risk Factors” beginning on page 8 of this prospectus.

Our Offices
     Our executive offices are located at 630 — 4th Avenue, SW, Suite 200, Calgary, Alberta, Canada T2P 0J9. Our telephone number is 403-777-9250.

Extension of Expiration Date of 785,500 Warrants
     This prospectus relates to the sale of 785,500 shares of our common stock issuable on exercise of outstanding common stock purchase warrants, among other securities. These common stock purchase warrants, along with shares of our common stock, were issued by us in December 2003 in a private sale of our securities. The common stock purchase warrants were due to expire by their terms on December 23, 2005. By action of our Board of Directors taken on December 8, 2005, the expiration date of the 785,500 common stock purchase warrants was extended to the close of business on a date thirty (30) calendar days, or the close of business on the first business day after the expiration of such thirty calendar days if the thirtieth day is not a business day, after the date this registration statement of which this prospectus is a part is declared effective by the Securities and Exchange Commission. The exercise price of the 785,500 common stock purchase warrants is $2.50 per share.

8

RISK FACTORS
     An investment in shares of our common stock involves a high degree of risk. You should consider the following factors, in addition to the other information contained in this prospectus, in evaluating our business and current and proposed activities before you purchase any shares of our common stock. You should also see the “Cautionary Statement for Purposes of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995” regarding risks and uncertainties relating to us and to forward-looking statements in this prospectus.
     There can be no assurance that the exploratory drilling to be conducted on the exploration blocks in which we hold an interest will result in any discovery of hydrocarbons or that any hydrocarbons that are discovered will be in commercially recoverable quantities. In addition, the realization of any revenues from commercially recoverable hydrocarbons is dependent upon the ability to deliver, store and market any hydrocarbons that are discovered. The presence of hydrocarbon reserves on contiguous properties is no assurance or necessary indication that hydrocarbons will be found in commercially marketable quantities on the exploration blocks in which we hold an interest.
Risks Relating to Our Oil and Gas Activities
Because We Are In the Early Stage Of Developing Our Activities, There Are Considerable Risks That We Will Be Unsuccessful
We are in the early stage of developing our operations. Our only activities in the oil and natural gas exploration and production industry have primarily involved entering into five Production Sharing Contracts with the Government of India. In addition, we have entered into an agreement to acquire a participating interest in a sixth Production Sharing Contract, subject to Government of India consent. We have realized no revenues from our oil and natural gas exploration and development activities and claim no reserves of oil or natural gas. As of September 30, 2005 a venture in which we have a net 5% interest, has drilled and abandoned two wells, has tested and is evaluating a third well and is engaged in drilling a fourth well. As of December 9, 2005, we claim no reserves of hydrocarbons as a result of those drilling, testing and evaluation activities. Our current plans are to conduct the exploration and development activities on the areas offshore and onshore India in accordance with the terms of the Production Sharing Contracts we are parties to. There can be no assurance that the exploratory drilling to be conducted on the exploration blocks in which we hold or have agreed to acquire an interest will result in any discovery of hydrocarbons or that any hydrocarbons that are discovered will be in commercially recoverable quantities. In addition, the realization of any revenues from commercially recoverable hydrocarbons is dependent upon the ability to deliver, store and market any hydrocarbons that are discovered. The presence of hydrocarbon reserves on contiguous properties is no assurance or necessary indication that hydrocarbons will be found in commercially marketable quantities on the exploration blocks in which we hold an interest. Our exploration opportunities are highly speculative and should any of these opportunities not result in the discovery of commercial quantities of oil and gas reserves, our investment in the venture could be lost.

Our business plans also include seeking to enter into additional joint ventures or other arrangements to acquire interests in additional government created and granted hydrocarbon exploration opportunities, primarily located onshore or in the offshore waters of India. Opportunities to acquire interests in exploration opportunities will be dependent upon our ability to identify, negotiate and enter into joint venture or other similar arrangements with respect to specific exploration opportunities and upon our ability to raise sufficient capital to fund our participation in those joint ventures or other exploration activities. Our success will be dependent upon the success of the exploration activities of the ventures in which we acquire an interest.
Our Interest In The Production Sharing Contracts Involve Highly Speculative Exploration Opportunities That Involve Material Risks That We Will Be Unsuccessful
Our interests in the exploration blocks should be considered to be highly speculative exploration opportunities that will involve material risks. None of the exploration blocks in which we have an interest have any proven reserves and are not producing any quantities of oil or natural gas. Exploratory drilling activities are subject to many risks, including the risk that no commercially productive reservoirs will be encountered. There can be no assurance that wells drilled on any of the exploration blocks in which we have an interest or by any venture in which we may acquire an interest in the future will be productive or that we will receive any return or recover all or any portion of our investment. Drilling for oil and gas may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. The cost of drilling, completing and operating wells is often uncertain. Drilling operations may be curtailed, delayed or canceled as a result of numerous factors, many of which are beyond the operator’s control, including economic conditions, mechanical problems, title problems, weather conditions, compliance with governmental requirements and shortages or delays of equipment and services. Drilling activities on the exploration blocks in which we hold an interest may not be successful and, if unsuccessful, such failure may have a material adverse effect on our future results of operations and financial condition.
Possible Inability of Contracting Parties to Fulfill Phase One of the Minimum Work Program for the KG Block
Under the terms of our Production Sharing Contract relating to the KG Block, the first phase of the exploration period expired on September 11, 2005. The Production Sharing Contract provides that by the end of the first phase, the contracting parties, in addition to other parts of the work program which have been completed, shall have drilled at least fourteen wells. Through September 11, 2005, three wells had been drilled on the exploration block, leaving eleven wells to be drilled. The Production Sharing Contract provides that, if at the end of an exploration phase, a work program for that phase is not completed, the time for completion of the exploration program for that phase is to be extended for a period necessary to enable completion but not exceeding six months provided the parties (i) submit a request by written notice to the Government of India at least thirty days prior to the expiration of the relevant phase, (ii) can show technical or other good reasons for the non-completion of the work program, and (iii) the management committee gives its consent to the extension. Any such extension that is granted is to be deducted from the next succeeding exploration phase. On August 5, 2005, a written notice requesting the six month extension was submitted and on August 29, 2005, the management committee consented to the extension of six months to March 11, 2006 and deducted the six month extension from the Phase II exploration period.
In the event the eleven additional wells are not drilled by March 11, 2006, the Government of India would have the right to assert that the contracting parties have failed to comply with or have contravened a material provision of the Production Sharing Contract. Under such circumstances, the Production Sharing Contract will be subject to termination by the Government of India on ninety days written notice, unless such failure of compliance or contravention is remedied within the ninety-day period or such extended period as may be granted by the Government of India. In the event the Production Sharing Contract is terminated by the Government of India, or in the event the work program is not fulfilled by the end of the relevant exploration phase, each party to the Production Sharing Contract is to pay to the Government of India its participating interest share of an amount which is equal to the amount that would be required to complete the minimum work program for that phase. We are of the view that GSPC, under the terms of our Carried Interest Agreement, would be liable for our participating interest share of the amount required to complete the minimum work program for the phase. However, termination of the Production Sharing Contract by the Government of India would result in the loss of our interest in the KG Block other than areas determined to encompass commercial discoveries.
Because Our Activities Have Only Recently Commenced And We Have No Operating History Or Reserves Of Oil And Gas, We Anticipate Future Losses; There Is No Assurance Of Our Profitability
Our oil and natural gas operations have been only recently established and we have no operating history, oil and gas reserves or assets upon which an evaluation of our business, our current business plans and our prospects can be based. Our prospects must be considered in light of the risks, expenses and problems frequently encountered by all companies in their early stages of development and, in particular, those engaged in exploratory oil and gas activities. Such risks include, without limitation:
•	We will experience failures to discover oil and gas in commercial quantities;

•	There are uncertainties as to the costs to be incurred in our exploratory drilling activities and cost overruns are possible;

•	There are uncertain costs inherent in drilling into unknown formations, such as over-pressured zones and tools lost in the hole; and

•	We may make changes in our drilling plans and locations as a result of prior exploratory drilling.
During the exploration phase prior to the start date of initial commercial production, we have a carried interest in the exploration activities on KG Block. Our interests in our other five exploration blocks are participating interests which require us to pay our proportionate share of exploration, drilling and development expenses on these blocks substantially as those expenses are incurred. Unexpected or additional costs can affect the commercial viability of producing oil and gas from a well and will affect the time when and amounts that we can expect to receive from any production from a well. Because our carried costs of exploration and drilling on KG Block are to be repaid in full to GSPC, the operator of our venture’s activities on the block, before we are entitled to any share of production, additional exploration and development expenses will reduce and delay any share of production and revenues we will receive.
There can be no assurance that the ventures in which we are a participant will be successful in addressing these risks, and any failure to do so could have a material adverse effect on our prospects for the future. Our operations were recently established, and as such, we have no substantial operating history to serve as the basis to predict our ability to further development of our business plan. Likewise, the outcome of our exploratory drilling activities, as well as our quarterly and annual operating results, cannot be predicted. Consequently, we believe that period to period comparisons of our exploration, development, drilling and operating results will not necessarily be meaningful and should not be relied upon as an indication of our stage of development or future prospects. Through September 30, 2005, we have had to abandon two wells drilled on the KG Block and it is likely that in some future quarters our stage of development or operating or drilling results may fall below our expectations or the expectations of securities analysts and investors and that some of our drilling results will be unsuccessful and the wells plugged. In such event, the trading price of our common stock may be materially and adversely affected.
We Expect to Have Substantial Requirements For Additional Capital That May Be Unavailable To Us Which Could Limit Our Ability To Participate In Our Existing and Additional Ventures Or Pursue Other Opportunities. Our Available Capital is Limited
In order to participate under the terms of our Production Sharing Contracts as well as in further joint venture arrangements leading to the possible grant of exploratory drilling opportunities, we will be required to contribute or have available to us material amounts of capital. Under the terms of our carried interest agreement relating to the KG Block, after the start date of initial commercial production on the KG Block, and under the terms of the five additional Production Sharing Contracts we are parties to, as well as the agreement relating to the acquisition of the 20% participating interest in the Tarapur Block, we are required to bear our proportionate share of costs during the exploration phases of those agreements. There can be no assurance that this capital will be available to us in the amounts and at the times required. Such capital also may be required to secure bonds in connection with the grant of exploration rights, to conduct or participate in exploration activities or be engaged in drilling and completion activities. We intend to seek the additional capital to meet our requirements from equity and debt offerings of our securities. Our ability to access additional capital will depend in part on the success of the ventures in which we are a participant in locating reserves of oil and gas and developing producing wells on the exploration blocks, the results of our management in locating, negotiating and entering into joint venture or other arrangements on terms considered acceptable, as well as the status of the capital markets at the time such capital is sought. There can be no assurance that capital will be available to us from any source or that, if available, it will be at prices or on terms acceptable to us. Should we be unable to access the capital markets or should sufficient capital not be available, our activities could be delayed or reduced and, accordingly, any future exploration opportunities, revenues and operating activities may be adversely affected and could also result in our breach of the terms of a Production Sharing Contracts which could result in the loss of our rights under the contract.
As of September 30, 2005, we had cash and cash equivalents of approximately $36.0 million. We currently expect that our available cash will be sufficient to fund through December 2006 at the present level of operations our required capital expenditures on the five exploration blocks in which we are currently a participant and our participation in the Tarapur Block in which we agreed to acquire a 20% participating interest. Our present estimate of our commitments pursuant to the terms of our PSC’s relating to these exploration blocks including the agreements signed on September 23, 2005, totals approximately $4.43 million during the period October 1, 2005 through March 31, 2006, and $6.0 million during the twelve months ended March 31, 2007. Any further Production Sharing Contacts we may seek to enter into or any expanded scope of our operations or other transactions that we may enter into may require us to fund our participation or capital expenditures with amounts of capital not currently available to us. We may be unsuccessful in raising the capital necessary to meet these capital requirements. There can be no assurance that we will be able to raise the capital.
Pursuant to our agreement executed on April 7, 2005 to acquire a 20% participating interest from GSPC in the Tarapur Block (“Tarapur”), we paid to GSPC the sum of approximately Rs. 2.53 Crore (approximately $580,000). In addition, it is expected that under the terms of our agreement with GSPC the total capital we will be required to contribute to exploration activities on Tarapur during the fourth quarter of 2005 based on our 20% participating interest will be approximately $300,000. Further, we have committed to expend an aggregate of approximately $1.2 million for exploration activities under the terms of the agreement over the period ending November 22, 2007. Our agreement with GSPC is subject to obtaining the Government of India consent. In the event such consent is not obtained, the assignment would be terminated. Under such circumstances, we intend to seek to negotiate an alternative acceptable arrangement with GSPC. In the event the Government of India does not reject in writing the application for consent to the assignment within 180 days, it is deemed approved. We intend that such an alternative acceptable arrangement would include provisions that would place us in an economic position substantially equivalent to the position we would have held if the consent of the Government of India had been obtained and the assignment of the interest effected. We do not have an alternative agreement or understanding with GSPC in effect, and we cannot make any assurance that such an alternative arrangement can be entered into with GSPC. In the event such an arrangement is not entered into we would seek to have the moneys advanced by us to GSPC returned to us. There can be no assurance that the Government of India consent will be obtained or that we will be successful in having the moneys advanced to GSPC returned to us if an acceptable alternative arrangement is not available to us.
India’s Regulatory Regime May Increase Our Risks And Expenses Of Doing Business
All phases of the oil and gas exploration, development and production activities in which we are participating are regulated in varying degrees by the Indian government, either directly or through one or more governmental entities. The areas of government regulation include matters relating to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental protection and rig safety. In addition, the award of a Production Sharing Contract is subject to Government of India consent and matters relating to the implementation and conduct of operations under the Production Sharing Contract is subject, under certain circumstances, to Government of India consent. As a consequence, all future drilling and production programs and operations we undertake or are undertaken by the ventures in which we participate must be approved by the Indian government. Shifts in political conditions in India could adversely affect our business in India and the ability to obtain requisite government approvals in a timely fashion or at all. We, and our joint venture participants, must maintain satisfactory working relationships with the Indian government. This regulatory environment may increase the risks associated with our intended exploration and productivity activities and increase our costs of doing business.
Our Control By Directors And Executive Officers May Result In Those Persons Having Interests Divergent From Our Other Stockholders
As of September 30, 2005, our Directors and executive officers and their respective affiliates, in the aggregate, beneficially hold 34,061,667 shares or approximately 54.5% of our outstanding Common Stock. As a result, these stockholders possess significant influence over us, giving them the ability, among other things, to elect a majority of our Board of Directors and approve significant corporate transactions. These persons will retain significant control over our present and future activities and our other stockholders and investors may be unable to meaningfully influence the course of our actions. These persons may have interests regarding the future activities and transactions in which we engage which may diverge from the interests of our other stockholders. Such share ownership and control may also have the effect of delaying or preventing a change in control of us, impeding a merger, consolidation, takeover or other business combination involving us, or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of us which could have a material adverse effect on the market price of our Common Stock. Although management has no intention of engaging in such activities, there is also a risk that the existing management will be viewed as pursuing an agenda which is beneficial to themselves at the expense of other stockholders.
Our Reliance On A Limited Number Of Key Management Personnel Imposes Risks On Us That We Will Have Insufficient Management Personnel Available If The Services Of Any Of Them Are Unavailable
We are dependent upon the services of our President and Chief Executive Officer, Jean Paul Roy, and Executive Vice President and Chief Financial Officer, Allan J. Kent. The loss of either of their services could have a material adverse effect upon us. We currently do not have employment agreements with either of such persons or key man life insurance. The services of both Mr. Roy and Mr. Kent are provided pursuant to the terms of agreements with corporations wholly-owned by each of them. At present, Mr. Kent’s services are provided through an oral agreement with the corporation he owns. Accordingly, these agreements do not contain any provisions whereby Mr. Roy and Mr. Kent have direct contractual obligations to us to provide services or refrain from other activities.
At present, our future is substantially dependent upon the geological and geophysical capabilities of Mr. Roy to locate oil and gas exploration opportunities for us and the ventures in which we are a participant. His inability to do the foregoing could materially adversely affect our future activities. We have entered into a three-year Technical Services Agreement with Roy Group (Barbados) Inc. dated August 29, 2003, a company owed 100% by Mr. Roy, to perform such geological and geophysical duties and exercise such powers related thereto as we may from time to time assign to it. We have no agreement directly with Mr. Roy regarding his services to us.

Our Success Is Largely Dependent On The Success Of The Operators Of The Ventures In Which We Participate And Their Failure Or Inability To Properly Or Successfully Operate The Oil And Gas Exploration, Development And Production Activities On An Exploration Block, Could Materially Adversely Affect Us
At present, our only oil and gas interests are our rights under the terms of the five Production Sharing Contracts with the Government of India that we have entered into and the assignment agreement with GSPC, effective only upon obtaining Government of India consent, relating to an interest in the Tarapur Block. We are not and will not be the operator of any of the exploration, drilling and production activities conducted on four of these exploration blocks. Accordingly, the realization of successes in the exploration of the blocks is substantially dependent upon the success of the operators in exploring for and developing reserves of oil and gas and their ability to market those reserves at prices that will yield a return to us.
Under the terms of our carried interest agreement for the KG Block, we have a carried interest in the exploration activities conducted by the parties on the KG Block prior to the start date of initial commercial production. However, under the terms of that agreement, all of our proportionate share of capital costs for exploration and development activities must be repaid without interest over the projected production life or ten years, whichever is less. Our proportionate share of these costs and expenses expected to be incurred over the 6.5 year term of the Production Sharing Contract for which our interest is carried is estimated to be approximately $22.0 million, including the $5.0 million attributable to us as of December 31, 2004 and $9.3 million attributable to us as of September 30, 2005, of which 50% is for the account of Roy Group (Mauritius) Inc. Additional expenditures may be required for cost overruns and completions of commercially successful wells. We are unable to estimate the amount of additional expenditures GSPC will make as operator attributable to us prior to the start date of initial commercial production under the carried interest agreement or when, if ever, any commercial production will commence. Of these expenditures, 50% are for the account of Roy Group (Mauritius) Inc. under the terms of the Participating Interest Agreement between us and Roy Group (Mauritius) Inc. We are not entitled to any share of production from the KG Block until such time as the expenditures attributed to us, including those expenditures made for the account of Roy Group (Mauritius) Inc., under the carried interest agreement, have been recovered by GSPC from future production revenue. Therefore, we are unable to estimate when we may commence to receive distributions from any production of hydrocarbon reserves found on the KG Block. As provided in the carried interest agreement, in addition to repaying our proportionate share of capital costs incurred for which we were carried, we will be required to bear our proportionate share of the expenditures attributable to us after the start date of initial commercial production on the KG Block.
Certain Terms Of The Production Sharing Contracts May Create Additional Expenses And Risks That Could Adversely Affect Our Revenues And Profitability
The Production Sharing Contracts contain certain terms that may affect the revenues of the joint venture participants to the agreements and create additional risks for us. These terms include, possibly among others, the following:
▪	The venture participants are required to complete certain minimum work programs during the three phases of the term of the Production Sharing Contracts. In the event the venture participants fail to fulfill any of these minimum work programs, the parties to the venture must pay to the Government of India their proportionate share of the amount that would be required to complete the minimum work program. Accordingly, we could be called upon to pay our proportionate share of the estimated costs of any incomplete work programs;

▪	Until such time as the Government of India attains self sufficiency in the production of crude oil and condensate and is able to meet its national demand, the parties to the venture are required to sell in the Indian domestic market their entitlement under the Production Sharing Contacts to crude oil and condensate produced from the exploration blocks. In addition, the Indian domestic market has the first call on natural gas produced from the exploration blocks and the discovery and production of natural gas must be made in the context of the government’s policy of utilization of natural gas and take into account the objectives of the government to develop its resources in the most efficient manner and promote conservation measures. Accordingly, this provision could interfere with our ability to realize the maximum price for our share of production of hydrocarbons;

▪	The parties to each agreement that are not Indian companies, which includes us, are required to negotiate technical assistance agreements with the Government of India or its nominee whereby such foreign company can render technical assistance and make available commercially available technical information of a proprietary nature for use in India by the government or its nominee, subject, among other things, to confidentiality restrictions. Although not intended, this could increase each venture’s and our cost of operations; and

▪	The parties to each venture are required to give preference, including the use of tender procedures, to the purchase and use of goods manufactured, produced or supplied in India provided that such goods are available on equal or better terms than imported goods, and to employ Indian subcontractors having the required skills insofar as their services are available on comparable standards and at competitive prices and terms. Although not intended, this could increase the venture’s and our cost of operations.
These provisions of the Production Sharing Contracts, possibly among others, may increase our costs of participating in the ventures and thereby affect our profitability.
Oil And Gas Prices Fluctuate Widely And Low Oil And Gas Prices Could Adversely Affect Our Financial Results
There is no assurance that there will be any market for oil or gas produced from the exploration blocks in which we hold an interest and our ability to deliver the production from any wells may be constrained by the absence of or limitations on collector systems and pipelines. Future price fluctuations could have a major impact on the future revenues from any oil and gas produced on these exploration blocks and thereby our revenue, and materially affect the return from and the financial viability of any reserves that are claimed. Historically, oil and gas prices and markets have been volatile, and they are likely to continue to be volatile in the future. A significant decrease in oil and gas prices could have a material adverse effect on our cash flow and profitability and would adversely affect our financial condition and the results of our operations. In addition, because world oil prices are quoted in and trade on the basis of U.S. dollars, fluctuations in currency exchange rates that affect world oil prices could also affect our revenues. Prices for oil and gas fluctuate in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors that are beyond our control, including:
▪	political conditions in oil producing regions, including the Middle East and elsewhere;

▪	the domestic and foreign supply of oil and gas;

▪	quotas imposed by the Organization of Petroleum Exporting Countries upon its members;

▪	the level of consumer demand;

▪	weather conditions;

▪	domestic and foreign government regulations;

▪	the price and availability of alternative fuels;

▪	overall economic conditions; and

▪	international political conditions.
In addition, various factors may adversely affect the ability to market oil and gas production from the exploration block, including:
▪	the capacity and availability of oil and gas gathering systems and pipelines;

▪	the ability to produce oil and gas in commercial quantities and to enhance and maintain production from existing wells and wells proposed to be drilled;

▪	the proximity of future hydrocarbon discoveries to oil and gas transmission facilities and processing equipment (as well as the capacity of such facilities);

▪	the effect of governmental regulation of production and transportation (including regulations relating to prices, taxes, royalties, land tenure, allowable production, importing and exporting of oil and condensate and matters associated with the protection of the environment);

▪	the imposition of trade sanctions or embargoes by other countries;

▪	the availability and frequency of delivery vessels;

▪	changes in supply due to drilling by others;

▪	the availability of drilling rigs; and

▪	changes in demand.
Our Ability To Locate And Participate In Additional Exploration Opportunities And To Manage Growth May Be Limited By Reason Of Our Limited History Of Operations And The Limited Size Of Our Staff
While our President and Executive Vice President have had extensive experience in the oil and gas exploration business, we have been engaged in limited activities in the oil and gas business over approximately the past two years and have a limited history of activities upon which you may base your evaluation of our performance. As a result of our brief operating history and limited activities in oil and gas exploration activities, our success to date in entering into ventures to acquire interests in exploration blocks may not be indicative that we will be successful in entering into any further ventures. There can be no assurance that we will be successful in growing our oil and gas exploration and development activities.
Any future significant growth in our oil and gas exploration and development activities will place demands on our executive officers, and any increased scope of our operations will present challenges to us due to our current limited management resources. Our future performance will depend upon our management and their ability to locate and negotiate opportunities to participate in joint venture and other arrangements whereby we can participate in exploration opportunities. There can be no assurance that we will be successful in these efforts. Our inability to locate additional opportunities, to hire additional management and other personnel or to enhance our management systems could have a material adverse effect on our results of operations.
Our Future Performance Depends Upon Our Ability And The Ability Of The Ventures In Which We Participate To Find Or Acquire Oil And Gas Reserves That Are Economically Recoverable
Our success in developing our oil and gas exploration and development activities will be dependent upon establishing, through our participation with others in joint ventures and other similar activities, reserves of oil and gas and maintaining and possibly expanding the levels of those reserves. We and the joint ventures in which we may participate may not be able to locate and thereafter replace reserves from exploration and development activities at acceptable costs. Lower prices of oil and gas may further limit the kinds of reserves that can be developed at an acceptable cost. The business of exploring for, developing or acquiring reserves is capital intensive. We may not be able to make the necessary capital investment to enter into joint ventures or similar arrangements to maintain or expand our oil and gas reserves if capital is unavailable to us and the ventures in which we participate. In addition, exploration and development activities involve numerous risks that may result in dry holes, the failure to produce oil and gas in commercial quantities, the inability to fully produce discovered reserves and the inability to enhance production from existing wells.
We expect that we will continually seek to identify and evaluate joint venture and other exploration opportunities for our participation as a joint venture participant or through some other arrangement. Our ability to enter into additional exploration activities will be dependent to a large extent on our ability to negotiate arrangements with others and with various governments and governmental entities whereby we can be granted a participation in such ventures. There can be no assurance that we will be able to locate and negotiate such arrangements, have sufficient capital to meet the costs involved in entering into such arrangements or that, once entered into, that such exploration activities will be successful. Successful acquisition of exploration opportunities can be expected to require, among other things, accurate assessments of potential recoverable reserves, future oil and gas prices, projected operating costs, potential environmental and other liabilities and other factors. Such assessments are necessarily inexact, and as estimates, their accuracy is inherently uncertain. We cannot assure you that we will successfully consummate any further exploration opportunities or joint venture or other arrangements leading to such opportunities.
Estimating Reserves And Future Net Revenues Involves Uncertainties And Oil And Gas Price Declines May Lead To Impairment Of Oil And Gas Assets
Currently, we have no proved reserves of oil or gas. Any reserve information that we may provide in the future will represent estimates based on reports prepared by independent petroleum engineers, as well as internally generated reports. Petroleum engineering is not an exact science. Information relating to proved oil and gas reserves is based upon engineering estimates derived after analysis of information we furnish or furnished by the operator of the property. Estimates of economically recoverable oil and gas reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulations by governmental agencies and assumptions concerning future oil and gas prices, future operating costs, severance and excise taxes, capital expenditures and workover and remedial costs, all of which may in fact vary considerably from actual results. Oil and gas prices, which fluctuate over time, may also affect proved reserve estimates. For these reasons, estimates of the economically recoverable quantities of oil and gas attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of the future net cash flows expected therefrom prepared by different engineers or by the same engineers at different times may vary substantially. Actual production, revenues and expenditures with respect to reserves we may claim will likely vary from estimates, and such variances may be material. Either inaccuracies in estimates of proved undeveloped reserves or the inability to fund development could result in substantially reduced reserves. In addition, the timing of receipt of estimated future net revenues from proved undeveloped reserves will be dependent upon the timing and implementation of drilling and development activities estimated by us for purposes of the reserve report.
Quantities of proved reserves are estimated based on economic conditions in existence in the period of assessment. Lower oil and gas prices may have the impact of shortening the economic lives on certain fields because it becomes uneconomic to produce all recoverable reserves on such fields, thus reducing proved property reserve estimates. If such revisions in the estimated quantities of proved reserves occur, it will have the effect of increasing the rates of depreciation, depletion and amortization on the affected properties, which would decrease earnings or result in losses through higher depreciation, depletion and amortization expense. The revisions may also be sufficient to trigger impairment losses on certain properties that would result in a further non-cash charge to earnings.
Risks Relating To The Market For Our Common Stock
Volatility Of Our Stock Price
The public market for our common stock has been characterized by significant price and volume fluctuations. There can be no assurance that the market price of our common stock will not decline below its current or historic price ranges. The market price may bear no relationship to the prospects, stage of development, existence of oil and gas reserves, revenues, earnings, assets or potential of our Company and may not be indicative of our future business performance. The trading price of our common stock could be subject to wide fluctuations. Fluctuations in the price of oil and gas and related international political events can be expected to affect the price of our common stock. In addition, the stock market in general has experienced extreme price and volume fluctuations that have affected the market price for many companies which fluctuations have been unrelated to the operating performance of these companies. These market fluctuations, as well as general economic, political and market conditions, may have a material adverse effect on the market price of our company’s common stock. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against such companies. Such litigation, if instituted, and irrespective of the outcome of such litigation, could result in substantial costs and a diversion of management’s attention and resources and have a material adverse effect on our Company’s business, results of operations and financial condition.

Cautionary Statement For Purposes Of The “Safe Harbor” Provisions Of The Private Securities Litigation Reform Act Of 1995
With the exception of historical matters, the matters discussed in this prospectus are “forward-looking statements” as defined under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties. Forward-looking statements made herein include, but are not limited to, the statements in this prospectus regarding our plans and objectives relating to our future operations, plans and objectives regarding the exploration, development and production activities conducted on the exploration blocks in India in which we have interests, plans regarding drilling activities intended to be conducted through the ventures in which we are a participant, the success of those drilling activities and our ability and the ability of the ventures to complete any wells on the exploration blocks, to develop reserves of hydrocarbons in commercially marketable quantities, to establish facilities for the collection, distribution and marketing of hydrocarbons, to produce oil and natural gas in commercial quantities and to realize revenues from the sales of those hydrocarbons. Forward-looking statements also include our plans and objectives to join with others or to directly seek to enter into or acquire interests in additional Production Sharing Contracts with the Government of India. Our assumptions, plans and expectations regarding our future capital requirements, our plans and intentions regarding our plans to raise additional capital, the costs and expenses to be incurred in conducting any exploration, well drilling, development and production activities and the adequacy of our capital to meet our requirements for our present level of activities are all forward-looking statements. These statements appear, among other places, under the following captions: “Risk Factors”, and “Management’s Discussion and Analysis or Plan of Operation”. We cannot assure you that our assumptions or our business plans and objectives discussed herein will prove to be accurate or be able to be attained. We cannot assure you that any commercially recoverable quantities of hydrocarbon reserves will be discovered on the exploration blocks in which we have an interest. Our ability to realize revenues cannot be assured. Our ability to successfully drill, test and complete producing wells cannot be assured. We cannot assure you that we will have available to us the capital required to meet our plans and objectives at the times and in the amounts required. We cannot assure you that we will be successful in joining any further ventures seeking to be granted Production Sharing Contracts by the Government of India or that we will be successful in acquiring interests in existing ventures. We cannot assure you that the Government of India will consent to the assignment by GSPC of the 20% participating interest in the Tarapur Block or that the Company will be successful in entering into alternative acceptable arrangements on commercially favorable terms with GSPC should that consent not be forthcoming. If our plans fail to materialize, your investment will be in jeopardy. We cannot assure you that the outcome of testing of one or more wells on the KG Block will be satisfactory and result in a commercially-productive well or that any further wells drilled on the KG Block will have commercially-successful results. Our inability to meet our goals and objectives or the consequences to us from adverse developments in general economic or capital market conditions, events having international consequences, or military activities could have a material adverse effect on us. We caution you that various risk factors accompany those forward-looking statements and are described, among other places, under the caption “Risk Factors” herein. They are also described in our Annual Reports on Form 10-KSB, our Quarterly Reports on Form 10-QSB, and our Current Reports on Form 8-K. These risk factors could cause our operating results, financial condition and ability to fulfill our plans to differ materially from those expressed in any forward-looking statements made in this prospectus and could adversely affect our financial condition and our ability to pursue our business strategy and plans.

USE OF PROCEEDS
     This prospectus relates solely to the common stock being offered and sold for the account of the Selling Securityholders. We will not receive any of the proceeds from the sale of the common stock being offered by the Selling Securityholders but will pay all of the expenses related to the registration of the securities. We estimate that these expenses will be approximately $25,000.00.
     Of the shares included in this prospectus, 3,204,416 are issuable on exercise of our outstanding compensation options and common stock purchase warrants and issuable on exercise of the common stock purchase warrants included in the compensation options. In the event all the compensation options and common stock purchase warrants, including those issuable on exercise of the compensation options, are exercised by the Selling Securityholders, we will receive aggregate proceeds of $23,246,134. There can be no assurance those warrants or options will be exercised or the proceeds received. Such proceeds will be added to our general corporate funds and used for working capital purposes.

SELLING SECURITYHOLDERS
The following table sets forth the aggregate numbers of securities beneficially owned by each Selling Securityholder as of September 15, 2005 and the aggregate number of securities registered hereby that each Selling Securityholder may offer and sell pursuant to this prospectus. Because the Selling Securityholders may sell all or a portion of the securities at any time and from time to time after the date hereof, no estimate can be made of the number of shares of common stock that each Selling Securityholder may retain upon the completion of the offering. The shares of common stock have been included in this prospectus pursuant to contractual rights granted to the Selling Securityholders to have their shares of common stock registered under the Securities Act. The registration of these shares for resale does not necessarily mean that the Selling Securityholder will sell any of the shares. Except as otherwise noted below, none of the Selling Securityholders has held any position or office, or has had any other material relationship with us or any of our affiliates within the past three years.

					Percentage of
			Shares Beneficially	Shares	Shares
	Shares		Owned Offered for	Beneficially	Beneficially
	Beneficially Owned Prior to		Selling Security holder	Owned After	Owned After
Name of Selling Securityholder	this Offering		Account(1)(2)	Offering	Offering
2035718 Ontario Inc.(3)	82,500		82,500	-0-	*
Majed Abdo	1,500		1,500	-0-	*
Robin F. Adams	30,000		30,000	-0-	*
AGF Funds Inc.(4)	750,000		750,000	-0-	*
Bank Sal. Oppenheim jr. & Cie (Switzerland) Limited(5)	75,000		75,000	-0-	*
Brian Bayley	175,000		175,000	-0-	*
BC Steers & Co.(7)	5,250		5,250	-0-	*
Dr. Alan Green Bonaventure	29,600		22,500	7,100	*
John Boreta	180,000		150,000	30,000	*
Richard Boxer	5,250		5,250	-0-	*
John K. Campbell(8)	91,667		66,667	25,000	*
CIBC Mellon(9)	30,640		30,640	-0-	*
Colonial First State Wholesale Global Resources Fund(10)	330,000		330,000	-0-	*
Chesapeake Limited(11)	7,500		7,500	-0-	*
Continental Trust Corporation Ltd.(12)	150,000		150,000	-0-	*
Dakepa Holdings Inc.(13)	5,000		5,000	-0-	*
Garth J Davis	142,400		30,000	112,400	*
Barry T. Davies	7,500		7,500	-0-	*
Robert N. Depoe	75,000		75,000	-0-	*
Martin Doane	15,000		15,000	-0-	*
Dynamic Power Hedge Fund(14)	1,064,285		1,064,285	-0-	*
Dynamic Power Small Cap Fund(15)	505,075		505,075	-0-	*
Jay Egan	1,500		1,500	-0-	*
Gordon D. Ewart	95,300		60,000	35,300	*
Jana Ewart	87,500		87,500	-0-	*
First State Investments Global Resources Long Short Fund Limited(16)	48,000		48,000	-0-	*
Global (GMPC) Holdings Inc.(17)	112,500		112,500	-0-	*
Max Glassman	13,250		13,250	-0-	*
Robin E. Goad	15,000	(18)	7,500	7,500	*
Deborah Brown Goldstein	37,500		37,500	-0-	*
Stuart Bruce Goldstein	120,000		120,000	-0-	*
Nicole Gunther	10,000		10,000	-0-	*
Harbour Foreign Equity Fund(19)	305,000		135,000	170,000	*

				Percentage of
		Shares Beneficially	Shares	Shares
	Shares	Owned Offered for	Beneficially	Beneficially
	Beneficially Owned Prior to	Selling Securityholder	Owned After	Owned After
Name of Selling Securityholder	this Offering	Account(1)(2)	Offering	Offering
Harbour Fund(19)	1,800,000	1,800,000	-0-	*
Gregory R. Harris	261,500	261,500	-0-	*
Robert C. Heilig	5,000	5,000	-0-	*
Mark Henderson	12,000	12,000	-0-	*
Bradley Neil Hollingsworth	52,500	52,500	-0-	*
Jones Gable & Company Limited(20)(21)	292,716	292,716	-0-	*
John Kehl	56,000	56,000	-0-	*
Scott M. Kelly	4,500	4,500	-0-	*
Frank Lucas	9,000	9,000	-0-	*
Andrew Martyn	45,000	34,500	10,500	*
John D. McBride	60,000	60,000	-0-	*
Edward Louis Mercaldo	75,000	75,000	-0-	*
Michael Murphy	11,000	2,000	9,000	*
Greg Nixon	6,900	6,900	-0-	*
Chris Paliare	15,000	15,000	-0-	*
Penang Property Holdings Limited(22)	365,000	150,000	215,000	*
Pinetree Resource Partnership(23)	262,500	262,500	-0-	*
John A. Pollock Sr.	55,500	16,500	39,000	*
Michelle Pollock	77,500	37,500	40,000	*
Mark Quigley	3,000	3,000	-0-	*
Gretchen Ross	16,500	16,500	-0-	*
Royal Trust Company SA(24)	71,800	37,500	34,300	*
Rychel Investment Ltd(25)	37,500	37,500	-0-	*
Mary Sinclair	50,000	50,000	-0-	*
Irwin Schwartz	7,500	7,500	-0-	*
Samantha Sharpe	15,000	15,000	-0-	*
Stephen Sharpe	43,800	43,800	-0-	*
Norman Shelson	7,500	7,500	-0-	*
Somerly Holdings Limited(26)	138,300	75,000	-0-	*
Morris Tenaglia	83,200	45,000	38,200	*
Vijay Thankey	3,000	3,000	-0-	*
The K2 Principal Fund(27)	261,000	261,000	-0-	*
Ron Torrance	1,950	1,950	-0-	*
Henry Wegiel	3,500	1,500	2,000	*
West Indies Trust Company Ltd.(28)	100,000	100,000	-0-	*
Yendor Investments Ltd.(29)	107,500	107,500	-0-	*

*           Less than 1%

(1)	Unless otherwise indicated, the securities were purchased from us in transactions that were completed on December 23, 2003, September 9, 2005 and September 12, 2005. The securities were sold in units, each unit consisting of one share and one-half of a warrant to purchase one share. The number of shares includes the shares issuable on exercise of the warrants.

(2)	May include securities sold subsequent to March 31, 2004 through September 15, 2005 included in our prospectus dated June 14, 2004. Selling Securityholders included in our prospectus dated June 14, 2004 who have sold all of their registered securities have been omitted from the table.

(3)	Richard Kung is the natural person who exercises voting and investment control over the shares.

(4)	Charles Oliver is the natural person who exercises voting and investment control over the shares.

(5)	Urs Fricker and Christopher B. Nestel are the natural persons who exercise voting and investment control over the shares.

(6)

(7)	Barry Steers is the natural person who exercises voting and investment control over the shares.

(8)	Shares purchased in August 2003 on exercise of options granted under our 1998 Stock Incentive Plan. Mr. Campbell resigned as a Director of our Company on May 17, 2004.

(9)	Alex Lane is the natural person who exercises voting and investment control over the shares.

(10)	David Whitten Dr. Joanne Warner and Dr. Chris Baker are the natural persons who exercise voting and investment control over the shares.

(11)	Robin Ellis Goad, James Mathew Goad, Susan Carolyn Archibald and Dr. Heather Melinda Goad are the natural persons who exercise voting and investment control over the shares.

(12)	S. Arthur Morris, Colin G. Hames and Dudley R. Cottingham are the natural persons who exercise voting and investment control over the shares.

(13)	Jean E, Hudson is the natural person who exercises voting and investment control over the shares.

(14)	Rohit Sehgal is the natural person who exercises voting and investment control over the shares.

(15)	Alex Lane is the natural person who exercises voting and investment control over the shares.

(16)	David Whitten, Dr. Joanne Warner and Dr. Chris Baker are the natural persons who exercise voting and investment control over the shares.

(17)	Christopher A. Carmichael is the natural person who exercises voting and investment control over the shares.

(18)	Includes beneficial ownership of the shares held by Chesapeake Limited.

(19)	Gerald Coleman and Steve Jenkins are the natural persons who exercise voting and investment control over the shares.

(20)	In September 2005, Jones Gable & Company Limited acted as agent for us in connection with a sale of our securities in a transaction not requiring registration under the Securities Act. In addition to a fee of $1,268,436, Jones Gable & Company Limited received an option to purchase up to 195,144 units of our securities. The compensation option is exercisable at a price of $6.50 per unit and on exercise. Jones Gable & Company Limited will receive one share of Common Stock and one-half of one common stock purchase warrant. Each common stock purchase warrant is exercisable through September 13, 2007 at an exercise price of $9.00 per share. Jones Gable & Company Limited also acted as co-agent for us in December 2003 in a sale of our securities in a transaction not requiring registration under the Securities Act. In addition to a cash fee of $39,600, Jones Gable & Company Limited received an option to purchase 290,000 shares of Common Stock exercisable through December 23, 2005 at an exercise price of $1.50 per share.

(21)	John D. Gunther and Donald M Ross are the natural persons who exercise voting and investment control over the shares.

(22)	Valerie E. Huxley is the natural person who exercises voting and investment control over the shares.

(23)	Shelden Inwentash is the natural person who exercises voting and investment control over the shares.

(24)	William Solloway is the natural person who exercises voting and investment control over the shares.

(25)	William Stanimir is the natural person who exercises voting and investment control over the shares.

(26)	Donovan G. Wijsmuller is the natural person who exercises voting and investment control over the shares.

(27)	Shawn Kimel, Blair Schultz, David Heden, Glen Gibbons and Norman Kumar are the natural persons who exercise voting and investment control over the shares.

(28)	Fred Baker is the natural person who exercises voting and investment control over the shares.

(29)	Stephen Sharpe is the natural person who exercises voting and investment control over the shares.

PLAN OF DISTRIBUTION
Following the time that the registration statement of which this prospectus is a part is declared effective under the Securities Act of 1933, the Selling Securityholders may sell or distribute some or all of the common stock from time to time through underwriters or dealers or brokers or other agents or directly to one or more purchasers, including pledgees, in transactions (which may involve block transactions) or in privately negotiated transactions (including sales pursuant to pledges), or in a combination of such transactions. Such transactions may be effected by the Selling Securityholders on the American Stock Exchange at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. Brokers, dealers, agents or underwriters participating in such transactions as agent may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders (and, if they act as agent for the purchaser of such shares, from such purchaser). Such discounts, concessions or commissions as to a particular broker, dealer, agent or underwriter might be in excess of those customary in the type of transaction involved.
Persons who are pledges, donees, transferees, or other successors in interest of any of the named Selling Securityholders (including, but not limited to, persons who receive shares from a named Selling Securityholder as a gift, partnership distribution, or other non-sale-related transfer after the date of this prospectus) may also use this prospectus and are included when we refer to Selling Securityholder in this prospectus. If necessary, we would file a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of Selling Securityholders to include the pledgee, donee, transferee or other successors in interest as Selling Securityholders under this prospectus. Selling Securityholders may sell the shares by one or more of the following methods, without limitation:
•	block trades (which may include cross trades) in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by the broker or dealer for its own account;

•	an exchange distribution or secondary distribution in accordance with the rules of any stock exchange or market on which the shares are listed;

•	ordinary brokerage transactions and transactions in which the broker solicits purchases;

•	an offering at other than a fixed price on or through the facilities of any stock exchange or market on which the shares are listed or to or through a market maker other than on that stock exchange or market;

•	privately negotiated transactions, directly or through agents;

•	short sales of shares and sales to cover short sales;

•	through the writing of options on the shares, whether the options are listed on an options exchange or otherwise;

•	through the distribution of the shares by any selling shareholder to its partners, members of shareholders;

•	one or more underwritten offerings;

•	agreements between a broker or dealer and one or more of the selling shareholders to sell a specified number of the securities at a stipulated price per share; and

•	any combination of any of these methods of sale or distribution, or any other method permitted by applicable law.
The Selling Securityholders and any such underwriters, brokers, dealers or agents that participate in such distribution may be deemed to be “underwriters” within the meaning of the Securities Act, and any discounts, commissions or concessions received by any such underwriters, brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor the Selling Securityholders can presently estimate the amount of such compensation. We do not know of any existing arrangements between the Selling Securityholders and any underwriter, broker, dealer or other agent relating to the sale or distribution of the Selling Securityholders’ Securities. If necessary, we will file a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act to disclose any such arrangements made known to us by the Selling Securityholders.
Under applicable rules and regulations currently in effect under the Securities Exchange Act of 1934, as amended, any person engaged in a distribution of any of the shares of common stock may not simultaneously engage in market activities with respect to the common stock for a period of five business days prior to the commencement of such distribution. In addition, and without limiting the foregoing, the Selling Securityholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Regulation M thereunder, which provisions may limit the timing of purchases and sales of any of the shares of common stock by the Selling Securityholders. All of the foregoing may affect the marketability of the common stock.
We will pay substantially all the expenses incident to this offering of the common stock to the public other than commissions and discounts of underwriters, brokers, dealers or agents. The Selling Securityholders may indemnify any broker, dealer, agent or underwriter that participates in transactions involving sales of the securities against certain liabilities, including liabilities arising under the Securities Act. We estimate these expenses will total $25,000.
The Selling Securityholders may also sell shares under Rule 144 under the Securities Act if available, rather than under this prospectus. Rule 144 is available for the sale of restricted securities after a period of twelve months has expired from the date the securities are purchased and fully paid for. Under the tacking provisions of Rule 144, the twelve-month period will begin to run on the date the shares of common stock were purchased and fully paid for. The holding period for the shares issued on exercise of the common stock purchase warrants and the compensation options begins on the date the consideration for the purchase is paid in full. Rule 144 also imposes limitations on the amount of securities that can be sold and the manner of sale of the shares during the twelfth to twenty-fourth month period after the purchase of and payment in full for the securities. The limitation on the amount of securities that can be sold limits a Selling Securityholder to selling, including sales of shares made during the preceding three months, an amount of shares not exceeding 1% of the shares outstanding. This calculation is made without reflecting as outstanding shares issuable on conversion or exercise of outstanding debt securities, options or warrants. The manner of sale provisions require that the shares be sold in brokers’ transactions and that the person making the sale not solicit or arrange for the solicitation of orders to purchase the securities in anticipation of or in connection with the sale or make any payment in connection with the offer or sale to any person other than the broker who executes the sale.
In order to be a broker’s transaction, the broker executing the sale can do nothing more than execute the order to sell as agent for the person selling the shares and receive no more than the customary commission. In addition, the broker cannot solicit or arrange for the solicitation of orders to buy the shares or be aware of circumstances indicating that the sale is a part of an unlawful distribution of the shares in violation of the registration requirements of the Securities Act. A notice of sale on Form 144 is to be filed with the U.S. Securities and Exchange Commission at the time of making a Rule 144 sale.
After a period of twenty-four months has expired from the date the securities are purchased and fully paid for and provided the shares are intended to be sold by a person who is not an “affiliate” of ours, the shares can be resold without complying with the limitations on the amount of securities sold, the manner of sale provisions and the notice filing requirements of Rule 144 described above. This would be characterized as a Rule 144(k) transaction. Persons who are deemed to be “affiliates” of ours will continue to be required to comply with the provisions of Rule 144 described above in making re-sales of shares after the twenty-four month holding period.
LEGAL MATTERS
The validity of the issuance of the common stock offered hereby has been passed upon for us by William S. Clarke, P.A., Princeton, New Jersey.
EXPERTS
The consolidated financial statements of GeoGlobal Resources Inc. as of December 31, 2004 and December 31, 2003 and for the years ended December 31, 2004, 2003, and for the period from inception on August 21, 2002 to December 31, 2002 and for the cumulative period from inception on August 21, 2002 to December 31, 2004 incorporated by reference in this prospectus have been audited by Ernst & Young LLP, Independent Registered Public Accounting Firm as set forth in their report thereon incorporated by reference herein, and are included in reliance upon such report, given on the authority of such firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
     We are a public company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (SEC). Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. We also file information with the American Stock Exchange.

     The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC in other documents, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act, until the offering of securities by this prospectus is completed:
•	our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004 filed with the SEC on March 31, 2005;

•	our amended Annual Report on Form 10-KSB/A for the fiscal year ended December 31, 2004 filed with the SEC on August 2, 2005;

•	our Quarterly Report on Form 10-QSB for the quarter ended March 31, 2005 filed with the SEC on May 23, 2005;

•	our amended Quarterly Report on Form 10-QSB/A for the quarter ended March 31, 2005 filed with the SEC on August 2, 2005;

•	our Quarterly Report on Form 10-QSB for the quarter ended June 30, 2005 filed with the SEC on August 15, 2005;

•	our Quarterly Report on Form 10-QSB for the quarter ended September 30, 2005 filed with the SEC on November 17, 2005;

•	our definitive proxy statement for the 2005 Annual Meeting of Stockholders filed with the SEC on May 17, 2005;

•	our Current Report on Form 8-K filed with the SEC on September 15, 2005;

•	our Current Report on Form 8-K filed with the SEC on September 29, 2005;

•	our Current Report on Form 8-K filed with the SEC on October 3, 2005;

•	the description of our common stock contained in our registration statement on Form 8-A (File No.001-32158) filed with the SEC on April 27, 2004.

     All documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering are incorporated by reference into this prospectus.
     We have filed with the SEC a registration statement on Form S-3 under the Securities Act covering the securities described in this prospectus. This prospectus does not contain all of the information included in the registration statement, some of which is contained in exhibits included with or incorporated by reference into the registration statement. The registration statement, including the exhibits contained or incorporated by reference therein, can be read at the SEC’s website or at the SEC offices referred to above. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed or incorporated by reference any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.
     You may request a copy of these filings at no cost, by writing or telephoning us at the following address or telephone number:
GeoGlobal Resources Inc.
630 — 4th Avenue, SW — Suite 200,
Calgary, Alberta T2P 0J9
Attention: Investor Relations
403-777-9250
     Information contained on our website is not part of this prospectus. You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus and, with respect to material incorporated herein by reference, the dates of such referenced material.

Part II
Information Not Required in the Prospectus
Item 14. Other Expenses of Issuance and Distribution
     The following table sets forth all expenses payable by the registrant in connection with the sale of the common stock being registered. The Selling Securityholders will not bear any portion of such expenses. All the amounts shown are estimates except for the registration fee.

SEC Registration Fee	$5,798.27
Legal fees and expenses	$7,500.00
Accounting fees and expenses	$10,000.00
Printing and related expenses	$1,000.00
Miscellaneous	$700.00

Total	$24,998.27

Item 15. Indemnification of Officers and Directors
     Section 145 of the Delaware General Corporation Law provides generally that a corporation shall have the power, and in some cases is required, to indemnify an agent, including an officer or director, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, against certain expenses, judgments, fines, settlements, and other amounts under certain circumstances.
     The registrant’s Certificate of Incorporation limits, to the maximum extent permitted by Delaware law, the personal liability of the registrant’s directors and officers for monetary damages. The registrant’s Bylaws require the registrant to indemnify its directors and executive officers to the fullest extent not prohibited by Delaware law or any other applicable law, and permit the registrant to indemnify its other officers. A summary of the circumstances in which such indemnification is provided for is contained herein, but that description is qualified in its entirety by reference to Article 5.1 of the registrant’s Bylaws, incorporated by reference in this registration statement.
     Under the registrant’s Bylaws, the registrant must generally advance all expenses incurred by its directors and executive officers who are party or threatened to be made party to any action by reason of the fact that each such director or executive officer is or was a director or executive officer of the registrant. Each advancement shall only be made if such director or executive officer undertakes to repay any such advancement if it is ultimately determined that such person is not entitled to be indemnified under the Registrant’s Bylaws or otherwise. The registrant’s Bylaws further provide that the registrant may purchase indemnification insurance on a person required or permitted to be indemnified under the Bylaws.
     These indemnification provisions may be sufficiently broad to permit indemnification of registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.
     From time to time, the registrant may enter into individual contracts with any or all of its directors or officers regarding indemnification and advances, to the fullest extent permitted under Delaware law. The registrant believes that these agreements and arrangements are necessary to attract and retain qualified persons as directors and officers.
Item 16. Exhibits and Financial Statement Schedules

Exhibit Number	Description of Document
5.1	Opinion of William S. Clarke, P.A.(1)
23	Consent of experts and counsel:
23.1	Consent of Ernst & Young, L.L.P(1)
23.2	Consent of William S. Clarke, P.A. (included in Exhibit 5.1)(1)

(1)	Filed herewith.
Item 17. Undertakings
     The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or

Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Signatures
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, Canada, on December 9, 2005.

GeoGlobal Resources Inc.
By:	Jean Paul Roy
Jean Paul Roy, President and
Chief Executive Officer
/s/ Allan J. Kent
(pursuant to power of attorney)

In accordance with the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Jean Paul Roy	Director and President,	December 9, 2005
/s/ Allan J. Kent	and Chief Executive Officer
(pursuant to power of attorney)	(Principal Executive Officer)

/s/ Allan J. Kent	Director and Executive Vice President	December 9, 2005
Allan J. Kent	and Chief Financial Officer
(Principal Financial and Accounting Officer)

Brent J. Peters	Director	December 9, 2005
/s/ Allan J. Kent
(pursuant to power of attorney)

Peter R. Smith	Director	December 9, 2005
/s/ Allan J. Kent
(pursuant to power of attorney)

Michael J. Hudson	Director	December 9, 2005
/s/ Allan J. Kent
(pursuant to power of attorney)

Avinash Chandra	Director	December 9, 2005
/s/ Allan J. Kent
(pursuant to power of attorney)